UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

  CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
             UNDER SECTIONS 13 AND 15 (D) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934.

                         Commission File Number: 2-22791

                                   AGWAY, INC.

             (Exact name of registrant as specified in its charter)

                   333 BUTTERNUT DRIVE, DEWITT, NEW YORK 13214

               (Address, including zip code, and telephone number,
                      including area code, of registrant's
                          principal executive offices)

                          Guarantee of Debt Securities
                          8% Cumulative Preferred Stock
                            Series HM Preferred Stock
                             Membership Common Stock
   Guaranteed, Subordinated Member and Subordinated Money Market Certificates Guaranteed, Subordinated Member and Subordinated Money Market Certificates
                     Under the Interest Reinvestment Option

            (Title of each class of securities covered by this Form)

                                      None

                 (Titles of all other classes of securities for
                       which a duty to file reports under
                        Section 13 (a) or 15 (d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4 (a) (1) (i)     {     }       Rule 12h-3 (b) (1) (i)    {  X  }
    Rule 12g-4 (a) (1) (ii)    {     }       Rule 12h-3 (b) (1) (ii)   {     }
    Rule 12g-4 (a) (2) (i)     {     }       Rule 12h-3 (b) (2) (i)    {     }
    Rule 12g-4 (a) (2) (ii)    {     }       Rule 12h-3 (b) (2) (ii)   {     }

         Approximate number of holders of record as of the certification or notice date:

         Pursuant to the requirements of the Securities Exchange Act of 1934, Agway Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


   Date:  April 30, 2004             By:      /s/      JOHN F. FEENEY
                                          -----------------------------------
                                    (Name)          John F. Feeney
                                    (Title)       Corporate Controller

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.